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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

NEVADA CHEMICALS, INC.
(Name of Subject Company)

NEVADA CHEMICALS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64127C107
(CUSIP Number of Common Stock)

Kevin Davis
9149 S. Monroe Plaza Way, Suite B
Sandy, UT 84070
(801) 984-0228
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)

COPY TO:
Scott Loveless
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, Utah 84111-1537
(801) 532-7840

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  (a)   Name and Address.

        The name of the subject company is Nevada Chemicals, Inc., a Utah corporation (the "Company"). The Company's principal executive offices are located at 9149 So. Monroe Plaza Way, Suite B, Sandy, Utah 84070 and its telephone number there is (801) 984-0228.

  (b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.001 per share (referred to herein as either the "Shares" or the "Company Common Stock"). As of September 18, 2008, there were 7,067,172 shares of Company Common Stock, and options to acquire an additional 21,000 shares of Company Common Stock with an exercise price of $8.28 per Share (the "Options"), outstanding.

Item 2.    Identity and Background of Filing Person.

  (a)   Name and Address.

        The Company is filing this Schedule 14D-9. The Company's contact information is set forth under Item 1 above.

  (d)   Tender Offer.

        This Schedule 14D-9 relates to the offer by Calypso Acquisition Corp., a Utah corporation ("Purchaser") and a direct, wholly-owned subsidiary of Cyanco Holding Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the Company Common Stock for $13.37 per Share, net to the seller in cash without any interest thereon and less any required witholding taxes (the "Merger Consideration"), upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated September 19, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," and which, together with the Offer to Purchase, collectively constitute the "Offer"). Each of the Agreement and Plan of Merger, dated as of September 5, 2008, among the Company, Parent and the Purchaser, a copy of which is attached hereto as Exhibit (e)(1) (the "Merger Agreement"), the Nondisclosure Agreement, dated as of July 11, 2007, between Parent and the Company, a copy of which is attached hereto as Exhibit (e)(2) (the "Nondisclosure Agreement"), the Support Agreements, each dated as of September 5, 2008, by and among Parent, Purchaser and each of E. Bryan Bagley, BLA Irrevocable Investment Trust, John T. Day, Nathan L. Wade, James Solomon and M. Garfield Cook (collectively the "Principal Company Stockholders"), copies of which are attached hereto as Exhibit (e)(3)(2) (each a "Support Agreement" and collectively, the "Support Agreements") and the Guarantee, dated September 5, 2008, made by OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership ("OCM"), in favor of the Company (the "OCM Guarantee Letter"), a copy of which is attached hereto as Exhibit (e)(4), is incorporated into this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent, Purchaser and OCM with the Securities and Exchange Commission (the "SEC") on September 19, 2008.

        The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following successful completion of the Offer, and in accordance with the Utah Revised Business Corporation Act (the "URBCA"), Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation and a wholly- owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, Parent, any direct or indirect subsidiary of the Company or Parent (including Purchaser) and Shares held by stockholders who have perfected their statutory rights of appraisal under Section 16-10a-1301, et seq. of the URBCA) will be automatically converted into the right to receive the Merger Consideration. In addition, as part of the Merger, the outstanding Options will be converted into the right to receive an amount per Share equal to the Merger Consideration minus the per Share exercise price of the Options. The Merger Agreement is summarized in the Offer to Purchase.

        Parent and Purchaser are affiliates of OCM and were organized for the purpose of acquiring the Company. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at 333 S. Grand Avenue, 28th Floor, Los Angeles, California, 90071.

        Certain information provided by the Company and relating to the Offer, the full text of which has previously been filed with the SEC as preliminary communications made before commencement of the Offer, is available at www.nevadachemicals.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

  (d)   Conflicts of Interest.

        Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

  (l)    Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the board of directors of the Company (the "Company Board") as set forth in Item 4 below, the Company's stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, that may be different from the interests of the stockholders and which may present them with certain potential conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below in reaching its conclusion that the Offer and Merger are in the best interests of the Company and its stockholders.

  Director and Officer Indemnification and Insurance.

        Section 16-10a-902 of the URBCA provides that a corporation may indemnify any individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding, if: (a) his conduct was in good faith, (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe such conduct was unlawful; provided, however, that a corporation may not indemnify a director under Section 16-10a-902 (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

        Section 16-10a-903 of the URBCA provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue or matter in any proceeding to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

        In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 of the URBCA provides that, unless otherwise limited by a corporation's articles of incorporation, a director may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction.

        Section 16-10a-904 of the URBCA provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding upon the satisfaction of certain conditions.

        Section 16-10a-907 of the URBCA provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

        Section 16-10a-908 of the URBCA provides that a corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by the individual in that capacity or arising from his status as such, whether or not the corporation would have the power to indemnify him against the same liability under Section 902, 903, or 907 of the URBCA.

        Section 16-10a-909 of the URBCA provides that a provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its stockholders or board of directors or in a contract, (except an insurance policy), or otherwise, is valid only if and to the extent the provision is not inconsistent with Sections 901 through 909 of the URBCA. If the articles of incorporation limit indemnification or advancement of expenses, indemnification and advancement of expenses are valid only to the extent not inconsistent with the articles.

        Section 16-10a-841 of the URBCA provides that the liability of a director to the corporation or its stockholders for monetary damages for any action taken or any failure to take any action, as a director, may be limited or eliminated by the corporation except for liability for (i) the amount of a financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or its stockholders; (iii) a violation of Section 16-10a-842 of the URBCA, which prohibits unlawful distributions by a corporation to its stockholders; or (iv) an intentional violation of criminal law.

        In addition, the bylaws of the Company (the "Bylaws") provide that the Company is required to hold harmless its directors or officers for any duties or obligations arising out of acts or conduct performed for or on behalf of the Company. Furthermore, the Bylaws provide that the Company shall indemnify any person (and the heirs and legal representatives of such person) who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all applicable claims, judgments, fines, amounts paid in settlement, liabilities and legal and other costs actually and reasonably incurred in connection with any such action, suit or proceeding; and provide to any such person (and the heirs and legal representatives of such person) advances for expenses incurred in defending any such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person (and the heirs and legal representatives of such person) to repay such advances if it shall ultimately be determined that he is not entitled to indemnification by the Company. The Company, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing to do so in reliance upon the advice of counsel.

        Finally, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the Bylaws or otherwise.

        The articles of incorporation and bylaws of the company provide for the indemnification by the Company of its directors, officers, employees or agents to the full extent permitted by the provisions of the URBCA. The Merger Agreement provides that all indemnification obligations of the Company under the Articles of Incorporation of the Company, the Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors and officers will survive the Merger for six years following the Effective Time of the Merger. The Merger Agreement further provides that the Company shall purchase a "tail" liability insurance policy for its directors and officers that will provide the Company's directors and officers, and the directors and officers of the Company's subsidiaries, with coverage for six years following such Effective Time comparable to the coverage provided as of the Effective Time under the policy or policies maintained by the Company and its subsidiaries for the benefit of such individuals.

  Existing Agreements with Officers.

        The Company has an employment agreement with John T. Day, the President and Chief Executive Officer of the Company, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference (the "Employment Agreement"). The Employment Agreement provides for various change in control severance payments and benefits. The Company and Mr. Day have agreed to the transfer to Mr. Day of a key-man life insurance policy that was formerly maintained on the life of Mr. Day for the benefit of the Company in full satisfaction of the Company's obligations to Mr. Day under the Employment Agreement. The key-man life insurance policy has a current cash value of approximately $360,000 and insures the life of Mr. Day for $1 million.

        Each of the Company's directors, other than Mr. Day, will receive a payment in the amount of $50,000 on the closing of the Merger. In addition, the Company will pay Kevin Davis, the chief financial officer of the Company, a severance bonus of $90,000.

  (a)   Arrangements with Purchaser and Parent.

  Merger Agreement.

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit (e)(1) hereto. The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties, including the disclosure schedules delivered by the Company to Purchaser and

Parent. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company, Parent and Purchaser rather than establishing matters as facts.

  Nondisclosure Agreement.

        The following summary of the Nondisclosure Agreement is qualified in its entirety by reference to the Nondisclosure Agreement, which is attached as Exhibit (e)(2) hereto. In connection with their negotiations related to OCM and the Company entered into the Nondisclosure Agreement as described in the Offer to Purchase, providing mutual covenants of nondisclosure and restrictions prohibiting the disclosure to any other person or entity the existence or any of the terms or conditions of the proposal, any documents relating to the Merger and/or any discussions thereof, except as may be required by law or regulation or pursuant to any court order or other judicial proceeding.

  Stock Options.

        Pursuant to the Merger Agreement, promptly after the Merger becomes effective, each stock option, whether or not exercisable or vested, outstanding immediately prior to such date shall be canceled and the holder shall become entitled to receive a single lump-sum cash payment (the "Option Consideration") equal to the product of (A) the number of Shares subject to such stock option (and not previously exercised) and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option. As of September 18, 2008, there are outstanding options to acquire an aggregate of 21,000 Shares at an exercise price of $8.28 per Share held by James E. Solomon, a director of the Company. Mr. Solomon has indicated that he will accept the Option Consideration upon consummation of the Merger. As such, he will receive $106,890 as a result of the cash-out of all stock options held by him at Closing.

  Guarantee.

        In connection with the Offer and Merger, OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (the "Guarantor") delivered a Guarantee to the Company, dated September 5, 2008, a copy of which is attached as Exhibit (e)(4) hereto (the "Guarantee"). Pursuant to the Guarantee, the Guarantor irrevocably, absolutely, and unconditionally guarantees to the Company due and punctual payment, performance and discharge of all of the obligations of Parent and Purchaser under the Merger Agreement. The foregoing summary of the Guarantee is qualified in its entirety by reference to the Guarantee.

  Support Agreements.

        In connection with the Merger Agreement, the Principal Company Stockholders (for purposes of this Support Agreement section, each, a "Stockholder" and, collectively, the "Stockholders") each entered into a Support Agreement with substantially similar provisions. The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements themselves, copies of which are attached as Exhibit (e)(3) hereto. Interested parties should read the Support Agreements in their entirety for a more complete description of the provisions summarized below.

        The Stockholders are each a party to a Support Agreement and have agreed that such Stockholder will validly tender the Stockholder's Shares pursuant to and in accordance with the terms of the Offer to Purchase, as soon as practicable after commencement of the Offer—but no later than five business days after the filing of the Schedule TO by Parent and/or Purchaser with the SEC in the case of the Stockholders' Shares then owned by the Stockholders, or the first business day following their acquisition in the case of any additional Shares acquired by the Stockholders—by physical delivery of the certificates therefor. Each Stockholder shall tender the Shares held by such Stockholders into the Offer pursuant to and in accordance with the terms of the Offer to Purchase, and shall not withdraw any Stockholder Shares so tendered prior to termination of the Offer.

        Pursuant to the terms of the Support Agreements, each Stockholder agrees to vote (or cause to be voted) all Shares beneficially owned or controlled by such Stockholder, or to grant a consent or approval in respect of the Shares, in connection with any meeting of the Company's stockholders (a) in favor of any merger or any other transaction pursuant to which Parent, Purchaser or any of their respective affiliates proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which stockholders of the Company would receive consideration per Share of Company Common Stock equal to or greater than the consideration to be received by such stockholders in the Offer, and/or (b) against any action, agreement or proposal which would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a material breach of any representation, warranty or covenant or any other obligation or agreement of the Company under or with respect to, the Offer or the Merger, the Merger Agreement, the Support Agreements or any of the transactions to which the Company is a party or transactions contemplated by the Support Agreements, including, (i) any other extraordinary corporate transaction, including, an Acquisition Proposal (as such term is defined in the Merger Agreement), merger, acquisition, joint venture, sale, consolidation, reorganization, liquidation or winding up of, or involving, the Company and a third party, or any other proposal of a third party to acquire the Company or all or substantially all of the assets thereof and (ii) any amendment of the articles of incorporation of the Company or the Bylaws.

        Additionally, each of the Stockholders grants to certain officers of Parent an irrevocable right to tender the Stockholders' Shares or to vote the Stockholders' Shares in favor of the Merger in accordance with the terms of the Support Agreements. The Stockholders further represent that any proxies previously given in respect of the Stockholders' Shares are revocable and are revoked by the execution and delivery of the Support Agreement. The Stockholders additionally represent that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such is given to secure the performance of the duties of the Stockholders under the Support Agreements and is intended to be irrevocable.

        Pursuant to the terms of the Support Agreements, each Stockholder consents to the actions taken by the Company Board in adopting, approving and declaring advisable the Support Agreements, the Merger Agreement and the Offer to Purchase. The Stockholders additionally (a) agree to resign from any positions as employee, director and/or officer of the Company and/or its subsidiaries, effective upon the earlier of either the Parent's request any time after the purchase of Shares by Purchaser pursuant to the Offer or the completion of the Merger; and (b) acknowledge and agree that as of the completion of the Merger, the Stockholders' options (to the extent not previously exercised) shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of any such option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration.

        In consideration of Purchaser's agreement to purchase the Stockholders' Shares pursuant to the Offer to Purchase and Parent's and Purchaser's agreement to enter into the Support Agreements and the Merger Agreement, and as a condition thereto, the Stockholders covenant and agree as follows:

  •
  during the period commencing on the date upon which the Purchaser purchases the Shares pursuant to the offer and ending on the fifth anniversary thereof (the "Restricted Period"), the Stockholder shall not in any manner engage in or consult for any business that directly or indirectly manufactures, markets or sells liquid or solid sodium cyanide and other cyanide salt products, equipment or consultancy services, or in any other business in which the Company or its subsidiaries has engaged within the two-year period immediately preceding the purchase date. In the case of John T. Day, this covenant not to compete is limited to companies providing services or products in or to North America;

  •
  during the Restricted Period, the Stockholder shall not induce or attempt to induce any employee of the Company or its subsidiaries to leave the employ of the Company or its subsidiaries, or induce or attempt to induce any customer, supplier, licensee, licensor, lessor or other business relation of the Company or any of its subsidiaries to cease doing business with the Company or its subsidiaries, or otherwise interfere with the relationship between any such customer, supplier, licensee, licensor, lessor or other business relation and the Company or any of its subsidiaries;

  •
  from and after the purchase date, the Stockholder shall treat and hold as confidential all information concerning the businesses and affairs of the Company or any of its subsidiaries (the "Confidential Information") and refrain from using any of the Confidential Information and, upon the request of Parent, promptly deliver to Parent or destroy all tangible embodiments of the Confidential Information in the Stockholder's possession. If the Stockholder is at any time legally obligated to disclose any Confidential Information he shall promptly notify Parent of that obligation, so that Parent may obtain a protective order or waive compliance with the nondisclosure section of the Support Agreements. In the absence of a protective order or waiver, and in event that the Stockholder is compelled to disclose any Confidential Information to any tribunal, the Stockholder may disclose the Confidential Information to the tribunal, provided that the Stockholder uses best efforts to cooperate with Parent in obtaining an order that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Parent shall designate; and

  •
  if at the time of the enforcement of the covenants contained in the Support Agreements (the "Restrictive Covenants"), a court shall hold that the duration, scope or area restrictions stated therein are unreasonable under circumstances then existing, the parties shall agree that the maximum duration, scope or area restrictions reasonable under the circumstances shall be substituted for the stated duration, scope or area restrictions. The Stockholder acknowledges that he has consulted with legal counsel regarding the Restrictive Covenants and based on consultation has determined that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions. The Stockholder further acknowledges and agrees that the Restrictive Covenants are being entered into by him in connection with the proposed sale of the Stockholder's Shares pursuant to the Merger Agreement.

        The provisions of the Support Agreements terminate upon termination of the Merger Agreement in accordance with its terms.

  Information Statement.

        The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent's possible designation, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the stockholders of the Company. The Information statement is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  (a)   Recommendation of the Board of Directors.

        At a meeting on September 3, 2008, the Company Board unanimously: (i) determined that the Offer and the Merger are advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the URBCA, (iii) approved the Merger Agreement, and (iv) resolved to recommend that the Company's stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement. Based on the foregoing, the Company Board hereby recommends that the Company's stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement.

  (b)   Background and Reasons for the Recommendation by the Company Board.

  Background of the Offer.

        The Company was organized in 1979. Through its wholly owned subsidiary, Winnemucca Chemicals, Inc. ("Winnemucca"), the Company holds a 50% interest in Cyanco (the "Cyanco Interest"), a non-corporate joint venture engaged in the manufacture and sale of liquid sodium cyanide. CyPlus Corporation ("CyPlus"), a wholly owned subsidiary of Evonik Industries, holds the other 50% interest in Cyanco.

        On February 28, 2007, the Company offered to purchase CyPlus' interest in Cyanco from CyPlus. CyPlus rejected the Company's offer. Evonik then commenced an auction process to solicit potential buyers of CyPlus. On June 8, 2007, the Company sent a letter to CyPlus stating that the Company would not be submitting a formal bid for CyPlus in the auction process, but reserved its right to exercise the Company's right of first refusal in connection with any proposal by the third party to acquire CyPlus or its interest in Cyanco.

        On July 6, 2007, representatives of OCM contacted John T. Day to discuss the potential acquisition of the Cyanco Interest. A nondisclosure agreement was signed by the Company and OCM on July 11, 2007.

        On July 16, 2007, John T. Day, E. Bryan Bagley (the chairman of the Company Board) and Kevin Davis, the Chief Financial Officer of the Company, held a conference call with representatives of OCM to discuss the possibility of an acquisition of the Cyanco Interest by OCM. Representatives of OCM informed the Company that representatives of OCM had contacted CyPlus approximately one year earlier to discuss the acquisition of CyPlus' interest in Cyanco. Representatives of OCM informed the Company that OCM was only interested in an acquisition that gave them 100% control of Cyanco. Representatives of OCM proposed to purchase both the Company's and CyPlus' interest in Cyanco and requested a conference call with the Company, CyPlus and representatives of OCM. The Company turned down the proposed call and requested that the negotiations be conducted separately. The Company also informed representatives of OCM that due to tax considerations, any transaction would need to be structured as an acquisition of the Company.

        On September 7, 2007, OCM submitted an informal offer to purchase all of the outstanding Shares of the Company at a purchase price of $9.42 per Share to insiders and $10.45 per Share to the general shareholders, or a blended rate of $10.02 per Share. On September 12, 2007, the Company Board met to discuss the potential acquisition proposal from OCM and rejected the informal proposal but authorized further discussions with representatives of OCM.

        On September 17, 2007, the Company and an independent third-party ("Bidder 2") entered into a nondisclosure agreement and discussed a potential partnership or purchase of a controlling interest in Cyanco.

        On September 28, 2007, the Company received an email from OCM outlining the details of an offer to purchase the Company at a purchase price of $10.77 per Share. The Offer was to be conditioned on a purchase of CyPlus' interest in Cyanco concurrently with the purchase of the Shares.

        On October 18, 2007, the Company held a conference call with an independent third party ("Bidder 3") to discuss a potential transaction.

        On October 22, 2007, the Company and Bidder 3 entered into a nondisclosure agreement to facilitate further discussions.

        On November 8, 2007, Bidder 3 made an informal offer to purchase all of the outstanding Shares at a purchase price of $10.50 per Share. The Company informed Bidder 3 that the offer was too low. John T. Day suggested that the price would need to be around $11.50 per Share for him to personally support it, however he would take the offer to the Company Board to consider. Bidder 3 replied that $11.50 per Share was too high.

        On November 20, 2007, Company and Bidder 2 had an in-person meeting to discuss the Cyanco operations, management, general business developments and Company's interests in the sale process. Bidder 2 indicated that they were not going to formally bid or continue their due diligence.

        On December 24, 2007, the Company received an offer letter from Bidder 3 to purchase all of the outstanding Shares at a purchase price of $11.00 per Share. This offer was rejected by the Company Board and Bidder 3 responded with a verbal offer to increase the price to $11.25 per Share. Both offers were contingent on Bidder 3 obtaining financing. The Company Board rejected the verbal proposal as well.

        On January 22, 2008, the Company received a letter from Bidder 3 withdrawing both the $11.00 per Share offer and the $11.25 per Share offer.

        On March 10, 2008 Cyanco and a major mining customer located in the Nevada mining region entered into a Memorandum of Understanding with regards to Cyanco supplying sodium cyanide for a number of mines beginning in 2009 and ending in 2011.

        On April 4, 2008, the Company received a letter from OCM requesting additional information regarding the potential supply agreement. OCM expressed concern regarding Cyanco entering into a major new contract during discussions regarding a potential transaction and whether it would slow and adversely effect the negotiations.

        On April 28, 2008, the Company received a draft of OCM's proposal to purchase all of the outstanding Shares at a purchase price of $13.00 per Share. The offer was not contingent on OCM receiving financing. On May 1, 2008, Kirkland & Ellis, counsel to OCM, sent a due diligence request to the Company. On June 13, 2008, the Company and OCM signed an exclusivity agreement that provided for a 60-day exclusivity period. Also on June 13, 2008, the draft of the offer letter was revised and executed, providing for a purchase price of $13.00 per Share for all of the outstanding Common Stock.

        The exclusivity agreement contemplated a net working capital requirement for the Company and permitted the Company to declare a special dividend to its stockholders of any amount over the minimum net working capital requirement. During the course of negotiating the definitive Merger Agreement, the parties agreed to delete the minimum net working capital requirement and the special dividend and to increase the purchase price per Share to $13.37.

        On June 13, 2008, Bidder 3 made a revised offer of $12.25, which was rejected by the Company as inadequate consideration as compared to the offer by OCM.

        On June 17, 2008, representatives of OCM, the Company and their respective counsel, held a telephonic meeting to discuss the structure of the transaction and the preparation of definitive documentation, including the Merger Agreement and Support Agreements.

        On June 30, 2008, counsel to OCM delivered an initial draft of the Merger Agreement to the Company's counsel. During the period following the distribution of the Merger Agreement, counsel to OCM completed their legal due diligence review of the Company.

        On July 3, 2008, representatives of OCM delivered an initial draft of the form of Support Agreements to the Company's counsel. The parties had previously agreed in principle that Support Agreements would be signed by the principal shareholders, directors and executive officers of the Company.

        On July 14, 2008, representatives of OCM delivered a letter to the Company confirming, per the terms of the parties' exclusivity agreement, that OCM had satisfactorily completed its due diligence review of the Company's business and was prepared to continue to pursue the potential acquisition of the Company on the terms and subject to the conditions set forth in OCM's proposal letter dated June 13, 2008.

        On July 31, 2008, counsel to the Company distributed a revised draft of the Merger Agreement.

        On August 5, 2008, the Company and OCM agreed to extend the exclusivity period related to the transaction through August 31, 2008 in order to allow for the completion of documentation.

        On August 8, 2008, counsel to OCM distributed a revised draft of the Merger Agreement. During the following weeks, the Company, its financial consultant, Case Advisors, and representatives of OCM met by telephone to negotiate the price per Share and terms of the special dividend. After extensive negotiations around the calculation of working capital and the amount of the special dividend, the parties began to discuss eliminating the special dividend concept in favor of an increased per Share price.

        On August 11, 2008, counsel to Nevada Chemicals distributed a revised draft of the form of Support Agreement.

        On August 20, 2008, counsel to OCM distributed a revised draft of the form of Support Agreement.

        On August 22, 2008, counsel to the Company distributed a revised draft of the Merger Agreement which, pending agreement on a new purchase price, reflected the elimination of the special dividend.

        On August 25, 2008, counsel to OCM distributed an initial draft of the OCM Guarantee Letter.

        On August 27, 2008, the parties agreed in principle to eliminate the special dividend concept in favor of an increased per Share price of $13.37. In addition, on August 27, 2008, counsel to OCM and the Company met telephonically to discuss the remaining issues in the Merger Agreement and the Support Agreements.

        On August 29, 2008, counsel to OCM distributed a revised draft of the Merger Agreement.

        Over the next several days, representatives of the Company and representatives of OCM, including their respective legal counsel, engaged in discussions and negotiations to finalize the terms and conditions of the Merger Agreement.

        On September 3, 2008, counsel to OCM distributed a revised draft of the Merger Agreement.

        On September 4, 2008, the Company Board approved the final terms of the Merger Agreement.

        On September 5, 2008, the parties executed the Merger Agreement, Support Agreements, and OCM Guarantee Letter. Later that day, the Company issued a press release announcing the execution of the Merger Agreement. On September 5, 2008, OCM also entered into an agreement with Evonik Industries regarding the purchase of Evonik's interest in Cyanco. On September 8, 2008, Evonik Industries issued a press release in Germany announcing the execution of the agreement with OCM.

        On September 19, 2008, the Purchaser commenced the Offer.

  Reasons for the Recommendation of the Company Board.

        In reaching their recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including, without limitation, the following:

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  Company's Operating and Financial Condition; Prospects of Company's Business.  The Company Board considered the Company's current and historical financial condition and results of operations, as well as the Company's overall strategic goals and prospects, including the risks involved in achieving those goals, and the current and expected conditions in the Company's industry. In connection with this analysis, the Company Board considered size and growth of the market in its industry, market trends, gold price volatility, success or lack of success in the exploration of new gold mining prospects in the region, economic trends, potential environmental risks, capital costs associated with the proposed expansion of Cyanco's facilities, risk factors associated with the Cyanco expansion project and the Company's ability to secure environmental and construction permits, additional raw materials, additional capital or debt financing.

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  Competitors.  The Company Board considered the competition within the Company's industry, including current competitors in the market served by the Company, as well as potential competitors including technical alternatives to sodium cyanide as a lixiviant. In this regard, the Company Board considered recent and expected developments by its competitors and the Company's market share and strategic position in its industry.

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  Strategic Alternatives.  The Company Board considered industry trends and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives and the viability of the present joint venture with Evonik Industries. The Company also considered the various terms and conditions of the indications of interest received from third parties that expressed an interest in entering into a business combination with the Company.

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  Transaction Financial Terms; Premium to Market Price.  The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company's Common Stock. The Merger Consideration of $13.37 per Share of Company Common Stock to be paid in the Offer and the Merger represents (a) a premium of approximately 38% over $9.71, the closing price of Company's Common Stock on Nasdaq on September 4, 2008, the last trading day prior to the execution of the Merger Agreement, (b) a premium of approximately 32% over $10.15, the high closing share price over the trailing 52-week period, and (c) a premium of approximately 63% over $8.20, the low share price over the trailing 52-week period. The Company Board also considered the historical trading prices of the Company Common Stock, and other factors affecting the Company Common Stock, including its relatively low trading volume, and limited liquidity.

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  Timing of Completion.  The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing the transaction and related disruption.

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  Cash Consideration; Certainty of Value.  The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

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  Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the relatively limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Parent's ability to secure financing commitments.

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  Opinion of Company's Financial Advisor.  The Company Board considered the financial analysis of Christenberry Collet & Company, Inc., (the "Company's Financial Advisor"), with respect to the Offer and the Merger and a draft of the opinion of the Company's Financial Advisor dated as of September 4, 2008, substantially similar to the final opinion of the Company's Financial Advisor dated September 8, 2008, which is attached as Annex I hereto, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of the opinion. The Company's Financial Advisor's opinion was directed to and for the information and use of Company Board and addressed only the fairness from a financial point of view as of September 8, 2008, of the consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement. The opinion does not address any other aspects or implications of the transaction and does not constitute a recommendation as to whether the holders of shares of Company Common Stock should tender their Shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer or the Merger. The Company Board was aware that the Company's Financial Advisor was paid certain fees, as described in Item 5, in connection with rendering its opinion.

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  Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal.  The Company Board considered the provisions in the Merger Agreement that provide the Company the ability, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior acquisition proposal for the Company.

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  Termination Fee Provisions.  The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers. The Company Board considered that, under specified circumstances, the Company may be required to pay to Parent a $2 million termination fee and up to $750,000 in expenses, which the Company Board believed to be acceptable and in the range of termination fees payable in comparable transactions.

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  Tendering Stockholders.  The fact that certain stockholders of the Company, possessing an aggregate of approximately 41% of the issued and outstanding Shares, were prepared to enter into an agreement with Parent and the Purchaser, by which they would agree, subject to certain conditions, to tender their Shares in the Offer.

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  Appraisal Rights.  The ability of the Company stockholders who object to the Merger to obtain "fair value" for their Shares if they properly exercise their appraisal rights under the URBCA.

        The Company Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

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  Business Disruption.  The Company Board considered the likelihood that, following announcement of the proposed Merger, the Company's business could be disrupted by a confluence of factors, including the possibility that the Company's competitors might try to solicit sales and service business from the Company's customers by suggesting to such customers that the Company will no longer be in a position to provide or service its products because of its ownership by Parent.

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  Termination Fee.  The Company Board considered the restrictions that the Merger Agreement imposes on the Company's ability to solicit competing bids, and Parent's insistence, as a condition to entering into the Merger Agreement, that the Company be required to pay to Parent a $2 million termination fee and up to $750,000 in expenses under specified circumstances. The Company Board specifically considered the potential effect of those amounts in deterring other potential acquirers from proposing alternative acquisition transactions to the Company.

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  Failure to Close.  The Company Board considered that the Parent's and the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company's control. The Company Board considered the fact that, if the Offer and Merger are not consummated, the Company's business may have suffered disruption due to reactions of the Company's customers, the Company's directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers, business partners and employees and that the trading price of Company Common Stock could be adversely affected.

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  Pre-Closing Covenants.  The Company Board considered that, under the terms of the Merger Agreement, the Company would agree to carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that it would not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms may limit the Company's ability to pursue business opportunities that it might otherwise pursue.

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  Cash Consideration.  The Company Board considered the fact that, subsequent to completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent holders of Company Common Stock from being able to participate in any value that Parent could generate going forward, as well as any future appreciation in value of the Company's business or equity.

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  Tax Treatment.  The Company Board considered the fact that any gains in connection with the consummation of the Offer and the Merger would be taxable to holders of Company Common Stock for U.S. federal income tax purposes.

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  Potential Conflicts of Interest.  The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described above in Item 3.

        The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks of the Offer and the Merger and provided the maximum value to shareholders. In analyzing the Offer and the Merger, the Company's management and the Company Board were assisted and advised by representatives of the Company's Financial Advisors and the Company's legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

        The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

  (b)   Intent to Tender.

        All of the Company's executive officers, except for Kevin Davis, and directors have entered into Support Agreements to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger and the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Company's Financial Advisor provided a fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of Company's Financial Advisor's engagement, Company has agreed to pay Company's Financial Advisor a cash fee equal to $75,000.00. In addition, Company has agreed to reimburse Company's Financial Advisor for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of legal counsel) incurred during its engagement and to indemnify Company's Financial Advisor against certain liabilities, including liabilities under federal securities laws, arising out of Company's Financial Advisor's engagement.

        In the ordinary course of business, Company's Financial Advisor and its affiliates may actively trade the debt or equity securities and/or bank debt of Company and/or Parent for its own account and, accordingly, may at any time hold a long or short position in such securities or bank debt.

        Upon the consummation of the Offer and the Merger, the Company has agreed to pay Case Advisors a fee of $100,000 for services rendered as a financial consultant.

        A summary of the material provisions of the agreements among Parent, Purchaser, and American Stock Transfer and Trust Company, LLC in its capacity as Depositary for the Offer, and between Parent and MacKenzie Partners, Inc., in its capacity as Information Agent for the Offer, is included in "Section 16—Fees and Expenses" of the Offer to Purchase and is incorporated herein by reference.

        Except as set forth above, neither Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        To the knowledge of the Company, the transactions set forth below are the only transactions in the Company Common Stock during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries.

        On September 4, 2008, Bryan Bagley, Nate Wade and Garfield Cook each exercised their options to purchase 21,000 shares of Company Common Stock at the exercise price of $8.28 per Share.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Company's securities by Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Company or any of its subsidiaries; or (iv) any material change in indebtedness or capitalization of Company and (b) except as otherwise set forth in this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information

  (a)   Appraisal Rights.

        Under the URBCA, Company's stockholders do not have appraisal rights in connection with the Offer, but may have appraisal rights in connection with the Merger if they do not tender their shares in the Offer. Generally, stockholders of Company who do not tender their Shares in the Offer and who dissent from the Merger after receiving the notice required by Section 16-10a-1004(f) of the URBCA may be entitled to appraisal of their Shares under Section 16-10a-1330 of the URBCA, provided, that the dissenting shareholder makes proper demand as required by the URBCA. The notice of Merger to be provided by the Purchaser must also include a notice of dissenter's rights and the procedure to be followed by stockholders who desire to dissent from the Merger and demand appraisal of their Shares.

  (b)   Control Shares Acquisition Act.

        As a Utah corporation, Company is subject to the Utah Control Shares Acquisition Act (Utah Code Ann. § 61-6-1 et seq. the "Control Shares Act"). In general, the Control Shares Act would deny voting rights to any entity or person that acquires "control shares" of a Utah "issuing public corporation" in a "control share acquisition." The Control Shares Act defines an "issuing public corporation" as a corporation that is organized under Utah law and has "(a) 100 or more shareholders; (b) its principal place of business, its principal officer or substantial assets within the state; and (c) (i) more than 10% of its shareholders resident in the state; (ii) more than 10% of its shares owned by Utah residents; or (iii) 10,000 shareholders resident in the state." Utah Code Ann. § 61-6-5(1). The Control Shares Act defines a "control share acquisition" as the "acquisition, directly or indirectly, by any person of ownership of issued and outstanding control shares." Utah Code Ann. § 61-6-3(1)(a)(i). The Control Shares Act further defines "control shares" as shares that, were it not for the Control Shares Act itself, would bring an acquiring entity's or person's shares within any of the following ranges: (a) 20% to 33 1/3%; (b) 33 1/3% to 50%; or (c) 50% or more. Utah Code Ann. § 61-6-2(1). Under the Control Shares Act, a corporation's directors may elect to opt out of the Control Shares Act by adopting a provision exempting the corporation's stock in either the articles of incorporation or in the bylaws. Utah Code Ann. § 61-6-6. Although Company is generally subject to the Control Shares Act, the Company Board has adopted a provision within the Bylaws exempting the Shares from the Control Shares Act; as such, the Control Shares Act and its restrictions are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  (c)   Regulatory Approvals.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

  (d)   Vote Required to Approve the Merger.

        The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the URBCA. Under Section 16-10a-1104 of the URBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer under the "short form" merger provision of section 16-10a-1104, without a vote by Company's stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the URBCA to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of Company.

        Pursuant to the terms of the Merger Agreement, Company granted the Purchaser an irrevocable option, the top-up option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Merger Consideration, newly issued shares of Company Common Stock in an amount up to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock then directly or indirectly owned by Parent or the Purchaser, constitutes a sufficient number of shares of Company Common Stock to effect a short-form merger under URBCA 16-10a-1104, provided that this option shall be exercisable only up to the number of authorized and unissued shares of the Company Common Stock. This option is exercisable only if, on the date the Offer is to expire, the aggregate number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn, when taken together with all Shares then owned by Parent, Purchaser and their affiliates, equal or exceed 80% of the outstanding Shares on a fully diluted basis immediately prior to such expiration date. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference, as Exhibit (e)(1), into this Schedule 14D-9.

  (e)   Fairness Opinion of Company's Financial Advisor.

        The Company retained the Company's Financial Advisor to render an opinion to the Company Board as to the fairness, from a financial point of view, to the Company's stockholders, of the consideration to be received by such holders in connection with the proposed Merger. On September 4, 2008, the Company's Financial Advisor presented a detailed summary of its fairness opinion to the Company Board, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration of $13.37 cash per Share of Company Common Stock, to be received by holders of outstanding Stock in the Offer and Merger was fair, from a financial point of view, to such stockholders. The final opinion is dated September 8, 2008.

        The full text of the Company's Financial Advisor's opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by the Company's Financial Advisor in rendering its opinion, is attached as Annex I to this Schedule 14D-9. Company stockholders are urged to read the Company's Financial Advisor's opinion in its entirety.

        The Company's Financial Advisor's opinion is directed only to the consideration to be received by the Company stockholders and does not constitute a recommendation to any Company stockholder to tender their shares into the Offer or as to how such stockholder should vote in any stockholder meeting. The summary set forth in this Schedule 14D-9 of the Company's Financial Advisor's opinion is qualified in its entirety by references to the full text of the opinion attached hereto.

        In connection with rendering its opinion, the Company's Financial Advisor, among other things:

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  reviewed a draft of the Merger Agreements and Support Agreement, each dated September 3, 2008;

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  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

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  compared the proposed financial terms of the Merger with publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received for such companies;

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  compared the financial and operating performance of the Company with the publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of Company common shares and certain publicly traded securities and the market multiples of such other companies;

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  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

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  performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

        In conducting its review and arriving at its opinion, the Company's Financial Advisor assumed and relied upon the accuracy and completeness of all financial, accounting, tax and other information discussed with or provided to it by Company or which is publicly available. The Company's Financial Advisor did not undertake any responsibility for the accuracy, completeness or reasonableness of, or to independently verify, such information. The Company's Financial Advisor further relied on the assurances of management of Company that they are not aware of any facts that would make any of the information reviewed by the Company's Financial Advisor inaccurate, incomplete or misleading in any respect. The Company's Financial Advisor has assumed that the projections for Company and other information provided to the Company's Financial Advisor by the management of Company were reasonably prepared reflecting the best currently available estimates and good faith judgments of management as to the future financial performance of Company, and such projections and other information provide a reasonable basis for its opinion. The Company's Financial Advisor was not engaged to assess the achievability of any projections or the assumptions on which they were based, and the Company's Financial Advisor expressed no view as to such projections or assumptions. The financial projections for Company do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Company, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections for Company may not be relied upon as necessarily indicative of future results.

        In addition, the Company's Financial Advisor did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of Company, nor was it furnished with any such valuation or appraisal. The Company's Financial Advisor also assumed that the Merger will be consummated on substantially the same terms and conditions as set forth in the September 3, 2008 draft of the Merger Agreement reviewed by it. The Company's Financial Advisor expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger Agreement or the availability or advisability of any alternatives to the Merger. The Company's Financial Advisor did not structure the Merger or negotiate the terms of the Merger. The opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the shareholders. The Company's Financial Advisor did not express an opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Company Board to approve or consummate the Merger.

        The Company's Financial Advisor's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to the Company's Financial Advisor on, the date of its opinion.

        The Company's Financial Advisor, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate planning, corporate and other purposes. The Company's Financial Advisor was not engaged by Company during the prior two years nor is it currently engaged by the Company or any other party to the Merger except in relation to its opinion. The Company's Financial Advisor may provide investment banking services to the Company in the future, but no future engagements with the Company or any other party to the Merger have been discussed or contemplated.

        The Company's Financial Advisor will receive a fee for services rendered in connection with delivery of the fairness opinion provided to Company, plus reimbursement of out of-pocket expenses. No portion of the Company's Financial Advisor's fee is contingent upon the conclusions reached in its opinion nor are any fees contingent on the consummation of the Offer or the Merger. Company has agreed to indemnify the Company's Financial Advisor against certain liabilities, including liabilities under the federal securities laws.

        In conducting its investigation and analyses and in arriving at its opinion expressed herein, the Company's Financial Advisor took into account such accepted financial and investment banking procedures and considerations as the Company's Financial Advisor deemed relevant, including the review of: (i) historical and projected revenues, operating income, net income and capitalization of Company, and certain other publicly held companies in businesses the Company's Financial Advisor believes to be comparable to Company; (ii) the current and projected financial position and results of operations of Company; (iii) the historical market prices and trading activity of the Company Common Stock; (iv) financial and operating information concerning selected business combinations, which Company's Financial Advisor deemed comparable in whole or in part; and (v) the general condition of the securities markets and the economy.

        As a matter of course, Company does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Company's Financial Advisor considered financial projections. These financial projections were prepared by the management of Company. The financial projections were prepared under market conditions as they existed as of approximately June 30, 2008 and the Company did not provide the Company's Financial Advisor with any updated or revised financial projections.

        The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular transaction and, therefore, is not necessarily susceptible to partial analysis or summary description. Accordingly, Company's Financial Advisor believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the Company's Financial Advisor's analyses and opinion. The Company's Financial Advisor arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The Company's Financial Advisor performed a variety of financial and comparative analyses regarding the valuation of Company, including a peer group analysis comparing the financial performance and market valuation ratios of the Company with those of publicly traded chemical companies deemed comparable; precedent merger and acquisition transactions that have taken place in the industry; and a discounted cash flow analysis of Company's projected cash flows.

        The following is a summary of the material financial analyses performed by the Company's Financial Advisor and reviewed by the Company Board in connection with the Company's Financial Advisor's opinion relating to the transaction.

  Peer Group Analysis

        The Company's Financial Advisor compared certain financial information of Company with corresponding financial information for selected publicly traded, small cap chemical companies that the Company's Financial Advisor deemed appropriate. The companies reviewed in connection with this analysis were OM Group, Arch Chemicals, Innophos Holdings, Quaker Chemical, Hawkins, American Pacific, KMG Chemicals, and Tronox. The peer group table is as follows:

Nevada Chemicals, Inc Public Chemicals Peer Group	SHARE PRICE & MARKET VALUE					VALUATION MULTIPLES (Trailing 12 Month Data)
		52 Week Price								Last 5 Yr. EPS Growth	Next 5 Yr. EPS Growth	Market Value/ Common Equity
	Closing Price 02-Sep-08			Current Price % High	Market Value ($000's)	Current Dividend Yield	Trailing 12 Month P/E	FY 2008 P/E	FY 2009 P/E				Enterprise Value/ Revenue	Enterprise Value/ EBITDA
		Low	High
OM Group, Inc.	$34.85	$26.92	$66.00	52.8%	$1,056,443	NA	5.34	5.13	5.54	53.1%	10.0%	0.92	0.69	3.39
Arch Chemicals, Inc.	36.48	29.47	48.02	76.0%	912,000	2.2%	17.62	16.43	12.76	17.0%	15.0%	1.74	0.71	6.56
Innophos Holdings, Inc.	33.36	10.44	41.51	80.4%	721,862	1.8%	10.26	3.44	3.89	0.0%	5.0%	6.70	1.56	5.79
Quaker Chemical Corp.	30.12	15.27	33.82	89.1%	318,051	3.1%	17.93	15.61	14.07	9.4%	NA	2.08	0.69	9.96
Hawkins, Inc.	15.75	13.63	16.69	94.4%	161,455	3.3%	14.58	NM	NM	(3.0)%	NA	1.79	0.76	7.45
American Pacific Corp.	16.52	13.37	19.20	86.0%	125,668	NA	15.02	15.44	12.24	(4.4)%	NA	1.60	1.29	5.97
KMG Chemicals, Inc.	10.65	9.71	26.75	39.8%	119,568	0.7%	17.75	15.66	9.95	25.1%	20.0%	1.90	1.40	10.50
Tronox Inc.	0.67	0.30	11.40	5.9%	27,457	33.3%	NM	NM	NM	0.0%	NA	0.06	0.38	7.14
					Low	1%	5.34	3.44	3.89	(4)%	5%	0.06	0.38	3.39
					High	33%	17.93	16.43	14.07	53%	20%	6.70	1.56	10.50
					Mean	7%	14.07	11.95	9.74	12%	13%	2.10	0.94	7.10
					Median	3%	15.02	15.52	11.10	5%	13%	1.77	0.74	6.85

        The Company's Financial Advisor reviewed, among other data, market value of equity to earnings and enterprise value as a multiple of EBITDA. The Company's Financial Advisor used the range of multiples derived from the selected companies' enterprise value to EBITDA for the trailing twelve months ("TTM") and forecasted 2008 EBITDA for Company to compute a range of enterprise values for Company. The derived range of enterprise values for Company using applicable multiples of EBITDA was $20.1 million to $64.0 million. The Company's Financial Advisor then used the range of multiples derived from the selected companies' market value to earnings ratio for the TTM and forecasted earnings to compute a range of equity values for Company. The derived range of equity values for Company using multiples of earnings was from $15.6 million to $99.6 million. These ranges of enterprise value and equity value were then compared to the implied transaction consideration of $76.1 million enterprise value and $93.6 million equity value being offered to Company shareholders in the Merger for the Company's non-controlling interest in its joint venture asset.

  Precedent Merger and Acquisition Transactions

        The Company's Financial Advisor reviewed eleven previous merger and acquisition transactions involving privately-held and publicly traded companies in the chemicals industry. The transactions selected included:

($ Millions) Target/Acquiror	Effective Date	Revenue	EBITDA	Net Income	Transaction Enterprise Value	Transaction Equity Value	Enterprise Value/ Revenue	Equity Value/ Net Income	Enterprise Value/ EBITDA
Industrial Water Additives business (Chemtura)/Close Brothers Private Equity	5/1/06	80.0	9.2		85.0	85.0	1.1	N/A	9.2
Summit Research Labs/MVC Capital	8/1/06	40.0	6.5		35.0	35.0	0.9	N/A	5.4
King Research/PAK Technologies	10/1/06	5.0	0.6		3.1	3.1	0.6	N/A	5.2
Spectrum Corp./River Associates	12/1/06	59.0	5.9		35.0	35.0	0.6	N/A	5.9
Penreco/Calumet Specialty Products Partners	1/3/08	437.7	29.9		267.0	267.0	0.6	N/A	8.9
Saehan Industries/Woongjin Coway Co.	1/15/08	800.8	44.8	(63.6)	274.5	230.7	0.3	N/M	6.1
Polynt/InvestIndustrial Ltd.	2/12/08	847.6	90.1	47.3	639.5	153.9	0.8	3.3	7.1
Petroflex industria e Comercio (70% adj.)/LANXESS AG	4/1/08	787.4	85.7		570.7	415.2	0.7	N/A	6.7
Taiwan Polypropylene Co./Lee Chang Yung Chemical Industry	4/23/08	492.1	30.2		153.4	153.4	0.3	N/A	5.1
PT Tri Polyta/Barito Pacific Timber	6/23/08	463.2	43.8		179.7	179.7	0.4	N/A	4.1
Deuchem Co./Elementis Holdings	7/1/08	75.7	11.4	7.2	82.8	80.2	1.1	11.2	7.3
Min							0.3	3.3	4.1
Max							1.1	11.2	9.2
Mean							0.7	7.2	6.5
Median							0.6	7.2	6.1

        The Company's Financial Advisor reviewed the multiples of enterprise values to TTM EBITDA for the selected transactions. Multiples for the selected transactions were based on publicly available information at the time of the announcement of the transaction. The derived range of enterprise values for Company using these multiples of EBITDA was $24.2 million to $56.1 million. The Company's Financial Advisor then used the range of multiples derived from the selected companies' equity value to net income ratio and applied it to the Company's TTM net income to compute a range of equity values for Company. The derived range of equity values for Company using market value as a multiple of equity was from $14.9 million to $62.2 million. These ranges of enterprise value and equity value were then compared to the implied transaction consideration of $76.1 million enterprise value and $93.6 million equity value being offered to Company shareholders in the Merger.

  Discounted Cash Flow

        The Company's Financial Advisor performed a discounted cash flow analysis to calculate the estimated present value of the future, after-tax free cash flows of Company based on internal estimates Company management provided to the Company's Financial Advisor. The Company's Financial Advisor calculated a range of terminal values for Company by applying EBITDA exit multiples of 5.0 to 8.0 times the Company's projected EBITDA. The Company's Financial Advisor also calculated a range of terminal values for Company by applying perpetuity growth rates of 1% to 4% on forecasted free cash flow. The cash flows and terminal values were then discounted to present value using after-tax discount rates of 10% to 14%, based on the Company's Financial Advisor's estimate of Company's weighted average cost of capital. This analysis provided a range of equity values for Company of $45.5 million to $100.0 million. These ranges of equity value were then compared to the implied transaction equity consideration of $93.6 million being offered to Company shareholders in the Merger.

  Merger Premium

        The Company's Financial Advisor analyzed the proposed premium to be paid in the Merger. Based on the closing trading price of Company common stock on September 5, 2008, the last trading day before the announcement of the Merger Agreement, the Merger Consideration represents a 36.4% premium, a 36.5% premium to the 1 week trailing average prior to the announcement, a 36.0% premium to the 30-trading-day trailing average prior to the announcement, and a 39.4% premium to the 3 month trailing average prior to the announcement.

        The aforementioned comparable company trading multiple, precedent transaction, and discounted cash flow methodologies provided the Company's Financial Advisor with indications of the equity value for Company which ranged from $2.24 to $14.27 per Share, compared to the Merger Consideration of $13.37 per Share. Based on the above analyses as well as other such matters deemed relevant, the Company's Financial Advisor determined that the Merger Consideration to be received by the stockholders of Company is fair from a financial point of view.

        The summary set forth above describes the material points of more detailed analyses performed by the Company's Financial Advisor in arriving at the fairness opinion. In arriving at this opinion, the Company's Financial Advisor made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, the Company's Financial Advisor believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the conclusions set forth in the fairness opinion. In its analysis, the Company's Financial Advisor made numerous assumptions with respect to Company, the Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Company are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

        The Company's Financial Advisor's opinion was just one of the many factors taken into consideration by the Company Board. Consequently, the Company's Financial Advisor's analysis should not be viewed as determinative of the decision of the Company Board with respect to the fairness of the per Share consideration to be received, from a financial point of view, by the stockholders of Company.

  (f)    Certain Projections.

        The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the review of the Company by Company's Financial Advisor's for purposes of preparing the fairness opinion, the Company provided to Company's Financial Advisor non-public internal financial forecasts regarding its anticipated future operations. Such forecasts may have been relied on as prepared and may have been altered by Company's Financial Advisor. A summary of these internal financial forecasts is set forth below.

        The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Company's Financial Advisor.

        These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company's management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the retention of customers; the commencement of and increase in payments under supply agreements; failure to develop competitive products; factors affecting pricing; the failure to retain key management and technical personnel of the Company; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company's report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2007. In addition, the internal financial forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Parent or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of Company, Parent, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

  Company Projected Financial Information

  Company Projections for 2008, as of January 1, 2008

	YTD September 2007	4th QUARTER 2007 PROJECTED	YTD FORECAST December 31, 2007	ACTUAL YTD December 31, 2006	Variance Forecast v. Actual	BUDGET 2008	Variance Forecast v. Budget
Revenues and Equity in Earnings
Total Revenues	$4,623,907	$1,835,042	$6,458,949	$7,001,760	$(542,811)	$6,292,455	$(166,495)
Total Expenses	$945,540	$307,317	$1,252,857	$1,753,369	$(500,512)	$1,086,340	$(166,517)
Operating Income	$3,678,367	$1,527,725	$5,206,092	$5,248,391	$(42,299)	$5,206,115	$23
Investment and Other Income
Total Investment and Other Income	$1,113,349	$129,456	$1,242,805	$761,000	$481,805	$864,000	$(378,805)
Income Before Tax Provision	$4,791,716	$1,657,181	$6,448,897	$6,009,391	$439,506	$6,070,115	$(378,782)
Provision for Income Taxes	$(1,573,733)	$(158,382)	$(1,732,115)	$(2,784,988)	$1,052,873	$(2,003,138)	$(271,023)
Net Income	$3,217,983	$1,498,799	$4,716,782	$3,224,403	$1,492,379	$4,066,977	$(649,805)

  Cyanco 2008 Budget & Forecast Projections

	2008 Budget	2008 Forecast at 06/30/08
Sales and Production
NaCN Sales:
Total Sales $$	$57,716,415	$68,407,050
Cost of Sales NaCN
Cost of Sales + MFG Overhead	$45,217,006	$54,278,266
Operating Profit	$12,499,409	$14,128,783
Other Income/expenses
Total Other	$(1,645,992)	$(1,861,436)
Net Profit	$10,853,417	$12,267,348

  Certain Forward-Looking Statements

        This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) our expectations about actions that may or may not be taken by executive officers, members of the board of directors and affiliates of Company, and (iii) our expectations regarding the Offer and actions taken by the Purchaser and Parent.

        Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in such statement. Among the factors that could cause actual results to differ materially are the following:

  •
  whether the conditions of the Offer will be satisfied;

  •
  availability of financing and the general economic condition of the Purchaser;

  •
  actual or potential litigation;

  •
  changes in economic conditions and the markets of Company;

  •
  governmental regulation of Company's products and changes in laws and regulation;

  •
  reliance upon Company's network of independent associates;

  •
  manufacturing and marketing risks;

  •
  adverse publicity risks; and

  •
  other factors disclosed in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

        The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and the Company undertakes no obligation to update them.

  (g)   Litigation.

        Following the public announcement of the Offer, a purported class-action lawsuit captioned Braun v. Nevada Chemicals Inc, et al., was filed on September 16, 2008, in Utah State court in the County of Salt Lake City. The lawsuit names as defendants Company, each current member of the Company Board, OCM, Purchaser, Parent and affiliates of OCM. The complaint alleges, among other things, that the defendants breached, or aided and abetted the breach of, fiduciary duties owed to Company's shareholders by Company's directors in connection with, among other things, the Offer and the Merger. The complaint seeks, among other relief, class certification of the lawsuit, an injunction preventing the defendants from proceeding with the Offer and the Merger unless and until the defendants implement procedures to obtain the highest possible sale price, rescinding, to the extent already implemented, the Offer, the Merger and any terms of either, an injunction preventing the defendants from proceeding with the Offer and the Merger unless and until Company discloses all material information to the plaintiff and the class, and an award of attorneys' fees and expenses and such other relief as the court might find just and proper.

Item 9.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 19, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).
(a)(2)(A)	Opinion of Christenberry Collett & Company, Inc. dated September 8, 2008 (included as Annex I to this Schedule 14D-9).
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Joint press release issued by Company and Parent, dated September 5, 2008 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).
(a)(6)	Information Statement of the Company (included as Annex II to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Purchaser and Company (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).
(e)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between Parent and Company (incorporated by reference to Exhibit (d)(2) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(A)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day (incorporated by reference to Exhibit (d)(3) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(B)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley (incorporated by reference to Exhibit (d)(4) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(C)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust (incorporated by reference to Exhibit (d)(5) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(D)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook (incorporated by reference to Exhibit (d)(6) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(E)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon (incorporated by reference to Exhibit (d)(7) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(3)(F)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade (incorporated by reference to Exhibit (d)(8) of Schedule TO-T filed by the Purchaser on September 19, 2008).
(e)(4)	Guarantee, dated September 5, 2008 by OCM Principal Opportunities Fund IV, L.P. in favor of the Company (incorporated by reference to Exhibit 4 of Schedule 13D filed by Parent on September 15, 2008).
(e)(5)	Employment Agreement, dated May 19, 1999, 2008, by and between Company and John T. Day.
(g)	None.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

NEVADA CHEMICALS, INC.
September 22, 2008	By	/s/ JOHN T. DAY John T. Day President

 ANNEX I

September 8, 2008

The Board of Directors
Nevada Chemicals, Inc.
9149 South Monroe Plaza Way
Suite B
Sandy, UT 84070

Members of the Board of Directors:

        You have requested our opinion with respect to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the holders of Nevada Chemicals, Inc. ("NCI") Common Stock pursuant to the Merger Agreement (the "Agreement"), dated September 5, 2008, between NCI and Calypso Acquisition Corp. ("CAC"), a wholly-owned affiliate of Cyanco Holding Corp. and O.C.M. Principal Opportunities Fund IV.

        Under the terms of the Agreement, each issued and outstanding share of NCI Common Stock shall be converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $13.37 per Share (the "Consideration"). As of the date of this letter, 7,067,172 shares of NCI Common Stock are issued and outstanding, and currently options to purchase 21,00 additional shares at an exercise price of $8.28 are outstanding. Prior to the closing date, NCI was a 50% joint venture partner in Cyanco, which is primarily engaged in the production and selling of liquid sodium cyanide used in the mining industry (the "Business").

        Christenberry Collet & Company, Inc. ("CCCO") is a licensed broker dealer and is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC"). CCCO conducts no retail business; its sole focus is on corporate finance activities. As part of its investment banking practice, CCCO is continually engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions, investments for passive and control purposes, private placements, and valuations for estate, corporate, and other purposes.

        In connection with our opinion, we have reviewed the Agreement, participated in discussions with various members of management concerning NCI's historical and current operations, financial condition, and prospects and its strategic objectives; reviewed publicly-available historical financial and operating data as well as historical financial and operating data that was furnished to us by NCI relating to the Business; reviewed financial and operating forecasts, as well as other reports and information prepared by officers and representatives of NCI relating to the Business. We reviewed the historical stock price of NCI, and also reviewed certain publicly available information with respect to certain other companies in lines of business that we believe to be generally comparable to those of NCI and the trading markets and valuation multiples for such other companies' securities; reviewed certain publicly available information concerning the financial terms of certain other transactions that we deemed relevant to the size of the transaction and the industry; analyzed the value of projected cash flows of NCI and the Business; and have undertaken such other studies, analyses and investigations, and considered such other information, as we deemed relevant.

        In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us. We have not been engaged to, and have not attempted to, independently verify any of such information and have

I-1

further relied upon the assurances of management of NCI and of Cyanco that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

        With respect to the financial and operational forecasts made available to us by management and representatives of NCI and Cyanco as used in our analysis, we have assumed that such financial and operational forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In the course of our work, we reviewed a valuation of the joint venture interest in Cyanco, prepared by an outside advisor for the Board of Directors as of June 6, 2007. However, we have not conducted a physical inspection or appraisal of any of the assets or liabilities of NCI or Cyanco nor have we been furnished with any such evaluation or appraisal.

        It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be paid to NCI shareholders in connection with the Agreement and does not address the underlying business decision to effect the Agreement or any other terms of the Agreement, including, but not limited to, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Merger. We do not express an opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the NCI Board to approve or consummate the Merger.

        We were not engaged to negotiate the terms of the Agreement. We have been engaged by and are being compensated by you to provide you our opinion regarding the fairness, from a financial point of view, of the Consideration to be received by NCI shareholders in the Agreement. Our fee for providing our opinion is not contingent on the successful completion of the contemplated transaction or on the conclusion reached in this opinion letter. We have not been engaged by you during the prior two years nor are we currently engaged by NCI, Cyanco, CAC, or any other party to the transaction except in relation to this opinion, and no future engagements have been discussed or contemplated.

        Our opinion is rendered to the Board of Directors of NCI in connection with its consideration of the Agreement and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act in connection with the Agreement. Except as may be required by the United States Securities and Exchange Commission, federal law, or a court of competent jurisdiction, this letter may not be disclosed or otherwise referred to without our prior written consent in each instance, provided that we hereby consent to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 and any Proxy Statement to be distributed to the shareholders of NCI.

        Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be paid in connection with the Agreement is fair, from a financial point of view, to the shareholders of NCI.

Very truly yours,
/s/ Christenberry Collet & Company, Inc.
Christenberry Collet & Company, Inc.

I-2

 ANNEX II

Nevada Chemicals, Inc.
9149 S. Monroe Plaza Way, Suite B
Sandy, Utah 84070

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about September 22, 2008 as part of Nevada Chemicals, Inc.'s ("Nevada Chemicals" or, the "Company") Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer by Calypso Acquisition Corp., a Utah corporation ("Purchaser") and a wholly-owned subsidiary of Cyanco Holding Corp., a Delaware corporation ("Parent"), to the holders of record of shares of Common Stock, par value $0.001 per share (the "Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company stockholders to a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of September 5, 2008 (the "Merger Agreement"), by and among Company, Purchaser and Parent.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on September 19, 2008 to purchase all of the outstanding shares of Common Stock for $13.37 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2008 (the "Offer to Purchase"'). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on October 17, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission on September 19, 2008.

        Section 1.3 of the Merger Agreement provides that, promptly after the time Purchaser accepts for payment, at least a majority of the outstanding shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser and/or any of their Affiliates bears to the total number of Shares then outstanding. In connection with the foregoing, the Company must, upon the request of Parent, use its reasonable best efforts to promptly either increase the size of the Board, including amending the by-laws of the Company if necessary to so increase the size of the Board, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Board, and shall cause Parent's designees to be so elected or appointed at such time. The Company also must, upon the request of Parent, cause any persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Company, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law and the rules of any stock exchange on which the Common Stock is listed. However, the designees of Parent or its Affiliates will not be entitled to represent the majority of any board or committee, and no rounding-up of the number of directors thereon will occur, unless, at such time, Parent and its Affiliates own at least a majority of the outstanding Shares on a fully diluted basis. Furthermore, prior to the effective time of the Merger, the Company must use all reasonable efforts to retain as members of the Board at least two directors who are directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, and if Parent and its Affiliates at such time own a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to have its designees represent at least a majority of the entire Board. Such appointment of directors to the Board may be contrary to the Company's Nominating Charter.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent's designees to the Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Parent's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO BOARD

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jordon Kruse	37	Jordon Kruse joined Oaktree Capital Management, L.P. in 2001 as Vice President and served as Senior Vice President from 2005 to 2007. In 2007, Mr. Kruse became Managing Director. Prior to joining Oaktree in 2001, Mr. Kruse was an Associate at the law firm of Kirkland & Ellis where his practice focused on mergers and acquisitions, corporate finance and private equity. Mr. Kruse received a B.A. degree in History and Government from the University of Virginia and a J.D. from the Northwestern University School of Law where he was a member of the Order of the Coif and served as a Note and Comment Editor of the Law Review. Mr. Kruse is a member of the State Bar of Illinois.
Cass Traub	27

Cass Traub joined Oaktree Capital Management, L.P. in 2005 as Associate. In 2007, Mr. Traub became Assistant Vice President. Prior to joining Oaktree in 2005, Mr. Traub was an Analyst at UBS Investment Bank, gaining experience in mergers and acquisitions, leveraged buyouts, initial public offerings and debt financings. Mr. Traub received an A.B. degree in Economics with an emphasis in Finance from Princeton University.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Ray	55	Michael Ray founded and has served as President of ThioSolv, LLC since 2001. Mr. Ray was appointed a member of Rentech Inc. (RTK on AMEX Exchange) Board of Directors in May 2005 and serves Chairman of the Compensation Committee and on the Audit Committee. From 1995 to 2001, Mr. Ray served as Vice President of Business Development for Coastal Catalyst and Chemicals Division. Mr. Ray worked for Coastal Chem, Inc. as President from 1990 to 1995 and Vice President of Corporate Development and Administration from 1986 to 1990. Mr. Ray also served on Coastal Chem, Inc.'s Board of Directors from 1990 until 2001. From 1985 to 1986, Mr. Ray served as Vice President of Carbon Dioxide Marketing. Mr. Ray worked for Liquid Carbonic Corporation as Regional Operations Manager from 1981 to 1985 and Plant Manager from 1980 to 1981. Mr. Ray previously served as a member of Board of Cheyenne LEADS and Wyoming Heritage Society. Mr. Ray also served on Nitrogen Fertilizer Industry Ad Hoc Committee, University of Wyoming EPSCOR Steering Committee and Wyoming Governor's committee for evaluating state employee compensation.
Carl Stutts	61

Carl Stutts joined Texas Petrochemicals, Inc. in 1999 and served until 2004, at which point he was president, CEO and a director. In addition, Mr. Stutts previously served as a director of Resolution Performance Products and Hydrochem Industrial Services. Mr. Stutts has served as a consultant to Oaktree Capital Management, L.P. since 2005.

GENERAL INFORMATION CONCERNING THE COMPANY

        The Common Stock is the only classes of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company' stockholders. As of September 18, 2008, there were 7,067,172 shares of Common Stock, and options to acquire an additional 21,000 shares of Common Stock with an exercise price of $8.28 per Share outstanding. As of the date of this Information Statement, Parent and its affiliates own an aggregate 0 shares of Common Stock.

 CURRENT BOARD AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

        The Board currently consists of five members. Each director serves until the next annual meeting of stockholders and until his successor is duly elected and qualified. The following table sets forth certain information with respect to the Company's directors.

Name	Age	Position	Director Since
John T. Day	69	President, Chief Executive Officer, and Director	November 1986
E. Bryan Bagley	44	Director	June 2000
Nathan L. Wade	79	Director	June 1989
James E. Solomon	58	Director	March 2000
M. Garfield Cook	67	Director	January 2003

        The following are brief biographies of each current member of the Board.

        Dr. John T. Day has been the Company's President and Chief Executive Officer since April 1993. He was one of the Company's founders and, from 1979 to 1993, was Executive Vice President with responsibility for plant design, operations, equipment design and construction, and new product development. Dr. Day was appointed to the Board on November 10, 1986. Dr. Day obtained a B.S. degree in Chemical Engineering from the University of Utah in 1964 and obtained a Sc.D. degree from MIT in 1972.

        E. Bryan Bagley was appointed a director on June 28, 2000. Since November 2002, Mr. Bagley has been a private investor managing accounts on his own behalf. From December 1991 to November 2002, Mr. Bagley was a market maker for Wilson-Davis & Company. Prior to that position, he was a trader for Covey & Co. and Bagley Securities. Mr. Bagley graduated from the University of Utah in 1987 with a Bachelor of Science degree in Economics. Mr. Bagley was appointed Chairman of the Board on December 28, 2001.

        Nathan L. Wade has been a director since June 1989. Since 1953, Mr. Wade has been a director and principal owner of Nate Wade Subaru, a Utah automobile dealership for new and used automobiles.

        James E. Solomon, CPA, was appointed a director in March 2000. Mr. Solomon is owner and chief executive officer of Corporate Development Services, Inc, a firm that specializes in maximizing value for small to mid-size companies. Mr. Solomon is a successful entrepreneur who has been involved in the development of several multi-million dollar operations. He also currently serves on the Board of one publicly held and two privately held companies. His expertise includes strategic development, international expansion, joint venture partnerships and mergers/acquisitions. Mr. Solomon is an Adjunct Professor at the Graduate School of Business of the University of Utah, where he has taught since 1993 and where he also serves as Director of the Education UCRA Investment Fund. Formerly, Mr. Solomon held several management positions at Exxon Corporation (1972 to 1980) as well as Vice President—Finance and Administration at Farm Management Company (1980 to 1983), one of the world's largest agricultural companies. Mr. Solomon graduated Magna Cum Laude from the University of Utah in 1972. He is contributing author to a prominent accounting textbook and has been published in multiple national magazines.

        M. Garfield Cook was appointed to the Board in January 2003. Mr. Cook served as Co-Chairman of the Board from April 2000 to December 2001. From January 2002 to the present, Mr. Cook has devoted his time to voluntary church service and to part-time consulting. From 1972 to 1989 Mr. Cook served as a director and President and Chief Executive Officer of IRECO Chemicals, an industrial explosives company. Mr. Cook has served on the board of a number of corporations involved in the chemicals, explosives, and mining industry. He is a past Chairman of the Institute of Makers of Explosives in Washington, D.C. From 1989 to 1995 Mr. Cook was Chairman of Non-Invasive Medical Technology Corporation, and from 1991 to 1995, he also served as Chairman of In-Line Diagnostics Corporation. Mr. Cook is a graduate of the University of Utah in Physics.

COMMITTEES OF THE BOARD

        During the fiscal year ended December 31, 2007, the Board held formal meetings and also met informally on numerous occasions to approve relevant matters by written consent. All incumbent directors attended at least 75% of all board meetings and applicable committee meetings. All 5 directors attended last year's annual meeting. Nathan L. Wade, James E. Solomon, M. Garfield Cook, and E. Bryan Bagley, a majority of the current members of the Board, are independent according to Nasdaq's listing standards.

Audit Committee

        The Audit Committee is composed of three independent (as determined in accordance with the guidelines of Rule 4350(d) of the Nasdaq listing standards) directors, Nathan Wade, James Solomon and Garfield Cook, and is established in accordance with Section 3(a)(58)(B) of the Exchange Act. All members of the Audit Committee are financially literate. The Board has adopted a written charter for the Audit Committee, which is available on the Company's website at www.nevadachemicals.com. The Board has determined that James Solomon, chairman of the Audit Committee, is an Audit Committee financial expert, as that term is defined under the Exchange Act. The Audit Committee held eight (8) meetings during the fiscal year ended December 31, 2007. The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing the Company's internal accounting and financial practices and controls, as well as all services performed by the Company's independent auditors, including the selection of the Company's independent auditors. This involves, among other tasks, recommending the Company's auditors to its stockholders, pre-approving engagements of the Company's auditors with respect to audit and non-audit services, reviewing the Company's accounting practices and controls and administering the Company's Code of Ethics for Financial Managers and whistleblower policy.

  Audit Committee Report

        The following is the report of the Audit Committee, with respect to the Company's audited financial statements for the fiscal year ended December 31, 2007.

  Review with Management and Independent Accountants

        Following the end of the Company's 2007 fiscal year, the Audit Committee reviewed and discussed the Company's audited financial statements with the Company's management. The Audit Committee also discussed with Tanner LC ("Tanner"), the Company's auditors, the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards ("SAS") No. 14, "The Auditors Communication With Those Charged With Governance." The Audit Committee also received the written disclosures and a letter from Tanner as required by the Independence Standards Board's Standard No. 1, and has discussed with Tanner the independence of Tanner. In determining the independence of Tanner, the Audit Committee considered, among other factors, whether the non-audit services provided by Tanner could impair the independence of Tanner and concluded that such services were compatible with their independence.

  Conclusion

        Based upon the review and discussions referenced in the preceding paragraphs, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2007. In addition, the Audit Committee selected Tanner LC as the Company's independent public accountants for the year ending December 31, 2008.

  Audit Committee

    Nathan L. Wade
    James E. Solomon
    M. Garfield Cook

The information contained in this Audit Committee Report is not deemed to be soliciting material or to be filed with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934. Such information is not incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.

Compensation Committee

        The Compensation Committee currently consists of Nathan Wade, James Solomon, Bryan Bagley and Garfield Cook, who also served in that capacity during 2007. The Compensation Committee held one meeting during 2007. Functions of the Compensation Committee include making recommendations concerning director and senior management remuneration and overseeing the Company's stock option and other compensation plans. No stock options are granted at an exercise price below fair market value of the underlying shares on the date of grant. Neither the Company nor the Board has used the services of any consultants in setting executive compensation.

Nominating Committee

        The Nominating Committee currently consists of Nathan Wade, James Solomon and Garfield Cook. Each of these members served on the Nominating Committee during 2007. Each of the members is an independent director, as that term is defined in Rule 4200 (a) (15) of the Nasdaq listing standards. The Nominating Committee held one meeting during 2007 and each member of the Nominating Committee attended that meeting. The Nominating Committee does not have a formal charter. Functions of the Nominating Committee include identification of qualified individuals to serve as members of the Board, recommendation to the Board of a slate of nominees for election at each annual meeting of stockholders, recommendation to the Board concerning the appropriate size, function, needs and composition of the Board and its committees, and advising the Board on other corporate governance matters. The Nominating Committee will consider nominations from stockholders of individuals to serve as members of the Board to be elected at the Company's annual meeting to be held in 2009 if such nominations are received by the Nominating Committee no later than December 1, 2008.

        The Board will consider director candidates recommended by stockholders. Candidates submitted by stockholders in accordance with the policies set forth in the most recent proxy statement delivered to stockholders are considered under the same standards as nominees recommended by other persons. Such recommendations should include the name, age, address, telephone number, principal occupation or employment, background and qualifications of the nominee and the name, address, telephone number and number of shares of Common Stock beneficially owned of the stockholder making the recommendation and should be sent to the Secretary of the Company at the address first set forth above. Such recommendations should be submitted to the Secretary of the Company prior to June 1 of the respective year in order to give the Company adequate time in order to consider the recommendations.

Stockholder Communications with the Board

        The Board has not adopted a formal procedure that stockholders must follow to send communications to it. The Board does receive communications from stockholders, from time to time, and addresses those communications as appropriate. Stockholders can send communication to the Board in one of the following ways:

  •
  In writing, to Nevada Chemicals, Inc., 9149 South Monroe Plaza Way, Suite B, Sandy, Utah 84070, Attention Board;

  •
  By e-mail, at directors@nevadachemicals.com;

  •
  By telephone, at (801) 984-0228.

        The Board encourages attendance by the Company's directors at the Annual Meeting of Stockholders.

COMPENSATION OF DIRECTORS

        The following table summarizes the compensation paid to or earned by the Company's non-employee directors for their service on the Board during the fiscal year ended December 31, 2007.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)	All Other Compensation(3) ($)	Total ($)
Nathan L. Wade	$12,000	$0	$9,000	$21,000
James E. Solomon	$12,000	$0	$9,000	$21,000
E. Bryan Bagley	$12,000	$0	$16,000	$28,000
M. Garfield Cook	$12,000	$0	$8,000	$20,000

(1)
One of the Company's directors, Dr. John T. Day, is omitted from the above table because he also serves as an executive officer of the Company. The compensation earned by Mr. Day for services rendered to Company during the fiscal year ended December 31, 2007 is reported in the Summary Compensation Table that appears on page 10 of the Company's annual report on form 10-K for the year ended December 31, 2007. Directors who are employees of the Company receive no additional compensation for their service on the Board.

(2)
Non-employee directors receive monthly payments of $1,000 as compensation for serving on the Board, or $12,000 for the full year of service. Employee members of the Board receive no additional compensation for attendance at meetings of the Board.

(3)
Non-employee directors receive $1,000 per Board meeting attended and are reimbursed for time spent on extra Board-approved assignments at a per-diem rate of $1,000 per day. During 2007, $7,000 was paid to Bryan Bagley in per diem compensation.

EXECUTIVE OFFICERS

        In addition to Mr. Day, whose biography is set forth above, certain biographical information is furnished below with respect to the only other executive officer and key employee of the Company:

Name	Age	Position	Officer Since
Kevin L. Davis	43	Chief Financial Officer	April 2007

        Kevin Davis came to Company in April, 2007 from NPS Pharmaceuticals, where he served as their Assistant Corporate Controller from September 2005 to April 2007. He also previously served as the Chief Financial Officer of Lehi Roller Mills from August 2003 to September 2005 and Corporate Controller and Vice President of Conferencing Services at Gentner Communications Corporation located in Salt Lake City, Utah from 1997 to 2002. Mr. Davis graduated from the University of Utah with a Bachelors of Science in Accounting in 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Shares as of September 18, 2008: (i) by each person who is known by Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) by each director of the Company; (iii) by the Company's Chief Executive Officer, as well as the Company's two most highly compensated executive officers, whose aggregate compensation for fiscal year ended December 31, 2007 exceeded $100,000 (collectively, the "Named Executive Officers"); and (iv) by all directors and executive officers of the Company as a group.

	Amount and Nature of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Shares		Percent
E. Bryan Bagley 1470 Arlington Dr. Salt Lake City, Utah 84103	2,103,852	(2)	29.7%
Dr. John T. Day 5 Dawn Hill Sandy, Utah 84092	530,313		7.5%
Edward Dallin Bagley 2350 Oakhill Drive Salt Lake City, Utah 84124	540,068		7.6%
Nathan L. Wade	262,222	(3)	3.7%
James Solomon	21,000	(4)	0.3%
M. Garfield Cook	21,000		0.3%
Kevin L. Davis	116		0.0%
All Officers and Directors as a group (7 persons)	2,938,503		41.5%

(1)
Unless otherwise indicated, each person identified in the table has sole voting and investment power with respect to the common stock beneficially owned by such person. The total number of outstanding shares included in the computation of percentages is 7,067,172 plus 21,000 options which are exercisable by executives and directors within 60 days. There were no options exercised by officers or directors in 2007.

(2)
Includes 1,883,287 shares held by the BLA Irrevocable Investment Trust of which Mr. Bagley is a co-Trustee with sisters, Lisa Higley and Amanda Bagley Kreici.

(3)
Includes shares held in an IRA account for the benefit of Mr. Wade's spouse.

(4)
Includes 21,000 options currently exercisable by Mr. Solomon.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

        The following discussion and analysis provides information regarding the Company's executive compensation objectives and principles, procedures, practices and decisions, and is provided to help give perspective to the numbers and narratives that follow in the tables in this section. This discussion will focus on the Company's objectives, principles, practices and decisions with regards to the compensation of John T. Day, Chief Executive Officer and Kevin L. Davis, Chief Financial Officer.

Executive Compensation Objectives and Principles

        The overall objective of the Company's executive compensation program is to help create long-term value for the Company's shareholders by attracting and retaining talented executives, rewarding superior operating and financial performance, and aligning the long-term interests of the Company's executives with those of the Company's shareholders. Accordingly the Company's executive compensation program incorporates the following principles:

  Compensation should be based upon individual job responsibility, demonstrated leadership ability, management experience, and individual as well as Company performance.

  Compensation should reflect the fair market value of the services received. The Company believes that a fair and competitive pay package is essential to attract and retain talented executives in key positions.

Executive Compensation Procedures

        To attain the Company's executive compensation objectives and implement the underlying compensation principles, the Company follows the procedures described below.

  Role of the Compensation Committee.

        The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs of the Company and for making decisions regarding the compensation of the Company's executive officers. The agenda for meetings of the Compensation Committee is determined by the Chairman of the Compensation Committee. Dr. Day suggests items to be considered by the Compensation Committee from time to time, but does not participate in the meeting of the Compensation Committee. The Compensation Committee sets the compensation package of the Chief Executive Officer and Chief Financial Officer, including their annual bonus.

        The Compensation Committee relies on its judgment in making compensation decisions after reviewing the performance of the Company and evaluating the executive's leadership ability and responsibilities with the Company and current compensation arrangements. The Compensation Committee assessment process is designed to be flexible so as to better respond to the evolving business environment and individual circumstances.

         Role of Consultants.    Neither the Company nor the Compensation Committee has any contractual arrangement with any consultant for determining the amount or particular form of any compensation.

The Company and the Compensation Committee have not retained compensation consultant to render services regarding executive compensation, but may seek the advice of such persons in the future.

         Employment Agreements.    Dr. Day is employed by the Company in the capacity of President and Chief Executive Officer. Dr. Day received base compensation of $191,000 in 2007, an increase of $16,000 over his compensation of $175,000 paid in 2006 and received a bonus of $25,000. Dr. Day has an employment agreement that only takes effect on a change of control of the Company as defined in that agreement or on termination of Dr. Day for any other reason. On a change of control of the Company or termination of Dr. Day, a two-year employment term commences. For purposes of the agreement, change of control is defined as the acquisition of 25% or more of the outstanding stock, or the right to vote such stock, by a person or group; a change of more than 40% of the Board of Directors not approved by the incumbent board; a business combination in which the shareholders of the Company own less than 50% of the resulting entity; or approval by the shareholders of the liquidation or dissolution of the Company. On a change of control or termination, Dr. Day shall be entitled to be employed in his then current position with a base salary equal to the highest monthly base salary he earned in the preceding twelve months, an annual bonus equal to at least the average annual bonus received in the preceding three years, and the continuation in all of the Company's incentive, retirement and benefit plans on at least the same level as he enjoyed preceding the change in control. If Dr. Day is terminated during the two-year period, or resigns for cause as defined in the agreement, he is entitled to be paid all compensation due to him for the remainder of the two-year term of the agreement.

        In connection with the Offer and Merger, the Company has agreed to transfer a life insurance policy with a face value of $1 million and a cash value of approximately $360,000 to Mr. Day in full satisfaction of the Company's obligations to Mr. Day under such employment agreement upon consummation of the Offer and Merger.

        Kevin L. Davis, Chief Financial Officer, joined the Company in April 2007. Mr. Davis received a base compensation of $76,000 in 2007 based on an annual salary of $110,000. Mr. Davis received a maximum bonus of $16,500 for 2007 and is eligible for a bonus in 2008 of 12.5% of his annual base salary. Mr. Davis also received a $10,000 sign on bonus upon his employment with the Company. Mr. Davis is also eligible for long term equity awards as approved by the Compensation Committee.

Elements of Compensation

        The Company's executive compensation objectives and principles are implemented through the use of the following elements of compensation, each discussed more fully below:

  •
  Base Pay

  •
  Annual Discretionary Bonus

  •
  Retirement Benefits.

  •
  Other Personal Benefits.

         Base Pay.    Base pay of the Company's executive officers is set at levels that the Company believes are generally competitive with the Company's market peers. Base pay is paid to both of the Company's executive officers, Dr. Day and Mr. Davis, in the form of salary. Annual adjustments in base pay may be influenced by results of the Company's operations, revenues and profitability, individual performance, changes in responsibility and other factors.

         Annual Discretionary Bonus.    We maintain an informal annual discretionary bonus program (the "Bonus Plan") for Dr. Day and Mr. Davis. Under the Bonus Plan, the Compensation Committee in its discretion may authorize the payment of a cash bonus prior to or following the conclusion of the

Company's fiscal year, contingent on such factors as the Compensation Committee deems appropriate. In May 2007 we paid a discretionary bonus of $25,000 to Dr. Day and in January 2008, we paid a discretionary bonus of $16,500 to Mr. Davis.

         Long-Term Equity Awards.    Discretionary long-term equity awards, in the form of stock options, may be granted at the recommendation of the Compensation Committee. During 2007 there were no options granted by the Company.

        Options are granted with an exercise price equal to the closing price per share on the date of grant and are fully vested when granted. The Company does not grant options with an exercise price below 100% of the trading price of the underlying shares of Common Stock on the date of grant or grant options that are priced on a date other than the date of grant.

         Retirement Benefits.    The Company sponsors the Nevada Chemicals, Inc. 401k Profit Sharing Plan (the "401(k) Plan") for its eligible employees and the eligible employees of Cyanco, a partially-owned subsidiary of the Company. Dr. Day and Mr. Davis participate in the 401(k) Plan. The 401(k) Plan is a broad-based, tax-qualified retirement plan under which eligible employees, including Dr. Day and Mr. Davis, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). During 2007, we made a matching contribution for those employees eligible to participate in the plan (all employees after their initial year of service) equal to 100% of the amount contributed by the employee, up to a matching contribution cap equal to 6% of the employee's compensation. The Company and its subsidiaries do not maintain any other pension or retirement plans.

         Other Benefits.    Other benefits are provided to Dr. Day in order to achieve a competitive pay package as detailed in the Summary Compensation Table. The Compensation Committee believes that those benefits, which are detailed in the Summary Compensation Table for this year under the heading "All Other Compensation" are reasonable, competitive and consistent with the Company's overall executive compensation program. Those benefits consist principally of Company-paid life, disability and health insurance premiums, reimbursement of uninsured medical expenses, Company contributions to the 401(k) Plan on behalf of Dr. Day, and a personal automobile and home office allowance. The Company provides no other benefits for Mr. Davis.

Deductibility of Executive Compensation

        Section 162(m) of the Code imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to the Company's Chief Executive Officer during a tax year or to certain of the Company's other most highly compensated executive officers who are still employed at the end of the tax year. The limit does not apply to compensation that falls under an exemption from Code Section 162(m), such as compensation that meets the requirements of Code Section 162(m) for "qualified performance-based" compensation (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the Company's shareholders). The Company does not have any compensation arrangements that would exceed these limitations.

Compensation Committee Report

        The Compensation Committee has reviewed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed the Compensation Discussion and Analysis with the Company's management. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing Compensation Discussion and Analysis be included in this Information Statement.

  Compensation Committee Report

    Nathan L. Wade
    James E. Solomon
    E. Bryan Bagley
    M. Garfield Cook

Summary Compensation Table

        The following table summarizes the total compensation paid to or earned by the Company's named executive officers ("Named Executive Officers") for services rendered to the Company and its affiliates for the fiscal year ended December 31, 2007.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)		All Other Compensation(2)(3)			Total
(a)	(b)	(c)		(d)		(e)		(f)			(g)
John T. Day Chief Executive Officer	2007 2006	$ $	191,000 175,000	$ $	25,000 15,000	$ $	— 53,865	$ $	42,065 36,362	(2) (2)	$ $	258,065 280,227
Kevin L. Davis Chief Financial Officer	2007		$76,000		$16,500		$—		$10,000	(3)		$102,500

(1)
The amount in column (e) reflects the dollar amount recognized for financial statement reporting purposes for the years ended December 31, 2007 and 2006, in accordance with SFAS 123(R), of awards of stock options granted pursuant to the Company's long-term incentive plan. Assumptions used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the years ended December 31, 2007 and 2006.

(2)
The amount of "All Other Compensation" reported in column (f) with respect to Dr. Day consists of the following items: automobile allowance, $13,000; office allowance, $6,217; employer 401(k) match, $11,567; life and disability insurance premiums, $8,080; and reimbursement of medical expenses not covered by insurance, $3,201. In 2006 "All Other Compensation" with respect to Dr. Day consisted of the following items: automobile allowance, $12,000; office allowance, $6,217; employer 401(k) match, $5,250; life and disability insurance premiums, $8,070; and reimbursement of medical expenses not covered by insurance, $3,825.

(3)
The amount of "All Other Compensation" reported in column (f) with respect to Mr. Davis consists of a sign on bonus received upon his start date.

Grants of Plan-Based Awards

        The following table provides information about equity-based awards granted to the Company's named executive officers in 2006. No equity-based awards were made to the named executive officers in 2007 and none have been made as of August 31, 2008.

Name (a)	Grant Date (b)	All Other Option Awards: Number of Securities Underlying Options (2) (c)	Exercise Price of Option Awards ($/sh) (3) (d)	Grant Date Fair Value of Stock and Option Awards ($) (4) (e)
John T. Day	04/03/2006	21,000	$8.28	$53,865

(1)
The stock options granted to Dr. Day were fully vested on the date of grant.

(2)
The exercise price per share under the stock options granted in 2006 is the market closing price of the underlying shares on the date of grant.

(3)
This column shows the full grant date fair value of the options as computed under SFAS 123(R) and the expense attributable to stock awards.

Outstanding Equity Awards at Fiscal Year-End

        This table provides information on the year-end 2007 holdings of Company stock options by the named executive officers.

	Option Awards
Name(1) (a)	Number of Securities Underlying Unexercised Options Exercisable(2) (b)	Option Exercise Price ($)(3) (c)	Option Expiration Date (d)
John T. Day	21,000	$8.28	04/03/2011

(1)
Mr. Davis held no stock options with respect to Company stock on December 31, 2007.

(2)
The stock options granted to Dr. Day were fully vested on the date of grant.

(3)
The exercise price per share under the stock options granted in 2006 is the market closing price of the underlying shares on the date of grant.

        On June 20, 2008, Dr. Day exercised stock options to purchase 21,000 shares of Common Stock for $8.28 per share. As of September 18, 2008, there are no Company stock options held by Named Executive Officers.

Option Exercises and Stock Vested

        The named executive officers exercised stock options during the year ended December 31, 2006 as outlined below. No stock options were exercised by the named executive officers in 2007.

Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise ($)(1) (c)
John T. Day	30,000	$214,200

(1)
The amount in column (c) reflects the difference between the exercise price of the options and the market price of the Company's common stock on the date of exercise.

        On June 20, 2008, Dr. Day exercised stock options to purchase 21,000 shares of Common Stock for $8.28 per share.

Potential Payments Upon Termination or Change in Control

        The information below describes and quantifies certain payments or benefits that would have been payable to Dr. Day under the Company's existing plans and programs if the Company had undergone a change in control on December 31, 2007 and he had been terminated. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment such as distributions from the 401(k) Plan, disability and life insurance benefits, the value of employee-paid group health plan continuation coverage under COBRA and accrued vacation pay.

 Estimated Separation Payments Upon Termination

        Dr. Day has a written employment agreement that provides for certain payment and benefits on a change of control or his termination. The estimates in the table below are based on the severance benefits currently available to U.S. employees as the result of this agreement.

Name	Severance Pay(1)	Coverage Continuation(2)	Total
John T. Day
Termination for:
Death(3)	$52,358	$34,410	$86,768
Disability	$52,358	$50,570	$102,928
Cause	$27,358	$—	$27,358
Otherwise	$492,358	$123,165	$615,423

(1)
Severance pay includes final payment of accrued vacation, and bonus (where applicable) for termination for "Death," "Disability" and "Cause." The amount for termination for "Otherwise" also includes two years of base salary and a bonus based on the average bonus paid Dr. Day for the past three years.

(2)
Coverage continuation includes continuation of all benefits for two years for termination for "Otherwise" and continuation of certain other benefits in the case of "Death" or "Disability."

(3)
The Company is the beneficiary on a $3 million life insurance policy on the life of Dr. Day.

        In connection with the Offer and Merger and in lieu of the payments to be made under the employment agreement, the Company has agreed to transfer a life insurance policy with a face value of $1 million and a cash value of approximately $360,000 to Mr. Day in full satisfaction of the Company's obligations to Mr. Day under such Employment Agreement.

        The Company does not have any agreement with Mr. Davis to pay him severance or other benefits following termination of his employment. Therefore, if Mr. Davis's engagement by the Company had terminated for any reason on December 31, 2007, he would not have been entitled to any severance or other benefits following such termination other than his salary for services rendered prior to such termination; the reduced group health plan continuation coverage under COBRA, and accrued vacation pay.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires Company' executive officers and directors, as well as persons who beneficially own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC"). Reporting persons are required by SEC regulations to furnish Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such forms furnished to Company and written representations from Company' executive officers and directors, we believe that no forms were delinquent or were not filed during the most recent fiscal year or prior years (to the extent not previously disclosed).

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
  ANNEX II
Nevada Chemicals, Inc. 9149 S. Monroe Plaza Way, Suite B Sandy, Utah 84070
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PARENT DESIGNEES TO BOARD
GENERAL INFORMATION CONCERNING THE COMPANY
CURRENT BOARD AND EXECUTIVE OFFICERS OF THE COMPANY
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Grants of Plan-Based Awards
Outstanding Equity Awards at Fiscal Year-End
Option Exercises and Stock Vested
Potential Payments Upon Termination or Change in Control
Estimated Separation Payments Upon Termination